

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 13, 2020

Steven Rossi
President, Secretary, and Director
Worksport, Ltd.
414-3120 Rutherford Road, Suite 414
Vaughan, Ontario, Canada L4K OB2

  Re: Worksport, Ltd.
    Amendment No. 2 to Offering Statement on Form 1-A
    Filed September 29, 2020
    File No. 24-11271

Dear Mr. Rossi:

  We have reviewed your amended offering statement and have the following comments. In our comments we may ask you to provide us information so that we may better understand your disclosure.

  Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe that our comments apply to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your offering statement and the information that you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Offering Statement on Form 1-A filed September 29, 2020

Cover Page of Offering Circular, page 1

1. Revised disclosure here and on page 48 under "Plan of Distribution" that the offering will terminate on the earlier of (1) one year from the qualification date or (2) the date on which the maximum offering is sold is inconsistent with the statement immediately following on the cover page of the offering circular and disclosure on page 6 that the offering may continue to be offered and sold within two years from the initial qualification date. Please reconcile the disclosures.

Dilution, page 25

2. We note your response to prior comment 5. Please revise your calculation of net tangible book value using total assets less total liabilities, excluding intangible assets.

You may contact SiSi Cheng, Staff Accountant, at (202) 551-5004 or W. John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Erin M. Purnell, Senior Counsel, at (202) 551-3454 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Matthew C. McMurdo, Esq.